1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

May 28, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)
(Securities Act File No. 333-179904 and
Investment Company Act File No. 811-22649)
Post-Effective Amendment No. 151

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 151 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Interest Rate Hedged 10+ Year Credit Bond ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on March 19, 2015. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: In the Principal Investment Strategies section please discuss the maturity and quality of the bonds held by the Fund.

Response: The Fund’s Principal Investment Strategies has been revised to include the following sentence: “The bonds in which the Fund and/or the Underlying Fund invest may include investment-grade bonds and generally have at least ten years until maturity at the time of investment.”

Comment 2: Please consider revising the following investment restriction in the Statement of Additional Information because since the Fund is not an index fund it does not seek to replicate an index.

The Fund may not: “Concentrate its investments in a particular industry, as that term is used in the Investment Company Act, except that the Fund will concentrate to approximately the same extent that an underlying fund concentrates in the securities of a particular industry or group of industries.”

Response: Although the Fund is not an index fund, it anticipates investing a substantial portion of its assets in iShares 10+ Year Credit Bond ETF (the “Underlying Fund”), which has a similar strategy to the Fund, except that the Underlying Fund does not seek to hedge against interest rate risk. Consistent with the disclosure required by section 8(b)(1) of the Investment Company Act of 1940, the investment restriction makes clear that the Fund is only concentrating to the extent the Underlying Fund concentrates its investments.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre
Aaron Wasserman
Katherine Drury
Michael Gung
Seong Kim